Dogness Announces Operational Updates

DONGGUAN, China, Feb. 1, 2019 (GLOBE NEWSWIRE) — Dogness (International) Corporation (NASDAQ: DOGZ) (“Dogness” or the “Company”), a leading developer and manufacturer of pet products, including traditional pet products and smart pet ecosystem products, today announced several business initiatives to develop its operations and grow into new product lines.

●	The Company has invested RMB 1.5 million out of an approved RMB 3.0 million to acquire 13% ownership interest in third party Linsun Smart Technology Co., Ltd (“Linsun”). Linshun will share its related technologies, patents and manufacturing capabilities with Dogness after the acquisition. Going forward, Dogness and Linsun will further develop new products and new technologies in the smart pet tech area together.

●	The Company has invested RMB 2.0 million out of an approved RMB 8.0 million to acquire 10% of the ownership interest in Dogness Network Technology Co., Ltd, in order to integrate the industrial chain and to further develop new products and new technologies in smart pet tech area. The remaining RMB 6.0 million investment is expected before June 2019.

●	The Board has approved the investment of RMB 3.5 million to jointly open Dogness Pet Store with Mr. Liwen Zheng, his company Changxuan Yuandong Co., Ltd., and Mr. Shiting Deng. There are no related party relationships noted with Mr. Shiting Deng.

●	In order to expand into the Japanese market and to complete the smart pet ecosystem, the Company has invested $250,000 for 51% ownership interest to establish and operate Japan Dogness Company.

●	In connection with these initiatives and to incentivize the Company’s employees, the Board has granted options to purchase 1.2 million Class A Common Shares to certain management and employees at an exercise price of $3.50 per share. This grant was made pursuant to the employee incentive plan.

Mr. Silong Chen, Chairman and CEO of Dogness, commented, “These initiatives are a key component of our global expansion and talent motivation strategies. We believe that they will contribute to our long-term sustainable growth in the years ahead.”

About Dogness

Dogness (International) Corporation was born in 2003 from the belief that pet dogs and cats are important, well-loved family members. Through its smart products, hygiene products, health and wellness products, and leash products, Dogness is able to simplify pet lifestyles, make them more scientific, and enhance the relationship between pets and pet caregivers. The company ensures industry-leading quality through its fully integrated vertical supply chain and world-class research and development capabilities, which has resulted in over 100 patents and patents pending. Dogness products reach families worldwide through global chain stores and distributors.

Forward Looking Statements

No statement made in this press release should be interpreted as an offer to purchase or sell any security. Such an offer can only be made in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Certain statements in this press release concerning the Company’s future growth prospects are forward-looking statements regarding the Company’s future business expectations intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the Company’s ability to raise capital on any particular terms, fluctuations in earnings, fluctuations in foreign exchange rates, the Company’s ability to manage growth, the Company’s ability to attract and retain highly skilled professionals, client concentration, industry segment concentration, reduced demand for technology in the Company’s key focus areas, interaction between the Company’s smart products and the technology on which they rely and with which they interact, the Company’s ability to successfully complete and integrate potential acquisitions, and unauthorized use of the Company’s intellectual property and general economic conditions affecting the Company’s industry. Additional risks that could affect the Company’s future operating results are more fully described in the Company’s United States Securities and Exchange Commission filings. These filings are available at www.sec.gov. Dogness may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and the Company’s reports to shareholders. In addition, please note that any forward-looking statements contained herein are based on assumptions that the Company believes to be reasonable as of the date of this press release. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Contacts:

ICR, Inc.

Rose Zu

Tel: +1-646-588-0383

Email: ir@dognesspet.com